April 1, 2014

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:    U.S. Global Investors, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
File No. 000-13928

Dear Ms. Ciboroski:

We are writing in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission received by e-mail dated March 5, 2014 (the “Comment Letter”) concerning the Form 10-K for U.S. Global Investor’s, Inc. (the “Company”) for the fiscal year ended June 30, 2013.

For the convenience of the Staff, we have repeated (in bold) your questions and set forth our responses directly below each question.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements and Supplementary Data, page 29
Note 2. Significant Accounting Policies, page 35
Principles of Consolidation, page 35

1.
We note that your consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: USSI, USGG, USBERM, USGB and USCAN. Please revise your future filings to disclose, if correct, that for funds that are considered investment companies and meet the deferral conditions in ASC 810-10-65-2(aa) you follow ASC 810-10-15-14 to evaluate whether a fund is a VIE. If it is a VIE, you then perform an assessment pursuant to the guidance in ASC 810-10 (before the amendments by ASU 2009-17) to determine whether you are the primary beneficiary and therefore need to consolidate. For those funds that you determined do not meet the definition of a VIE, describe the process you go through to evaluate whether to consolidate the fund in accordance with the voting interest model in ASC 810-10. As applicable, consider the disclosure requirements of ASC 810-50. Please provide us with a draft of your proposed disclosure.

Response:

In future filings, for funds that are considered investment companies and meet the deferral condition in ASC 810-10-65-2(aa), the Company will disclose its evaluation of whether a fund is a variable interest entity ("VIE") and, if it is a VIE, that the Company performs an assessment pursuant to the guidance in ASC 810-10 to determine if it is the primary beneficiary and if it needs to consolidate the entities. Below is a draft of the proposed disclosure.

"The Company evaluates for consolidation whether entities in which it has an interest are variable interest entities ("VIEs") and whether the Company is the primary beneficiary of any VIEs identified in its analysis. A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the group of holders of the equity investment at risk lack certain characteristics of a controlling financial interest. The primary beneficiary is the entity that has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. If the VIE qualifies for the investment company deferral, the primary beneficiary is the entity that has the obligation to absorb a majority of the expected losses or the right to receive the majority of the residual returns.

The Company holds variable interests in, but is not deemed to be the primary beneficiary of, the funds it advises. The Company has determined that these entities qualify for the Investment Company deferral in ASC810-10-65-2 (aa) and thus determines whether it is the primary beneficiary of these entities by virtue of its exposure to the expected losses and expected residual returns of the entity. The Company's interests in these entities consist of the Company's direct ownership therein, which in each case is insignificant to the total ownership of the fund, and any fees earned but uncollected. In the ordinary course of business, the Company may choose to waive certain fees or assume operating expenses of the funds it advises for competitive, regulatory or contractual reasons (see Note X for information regarding fee waivers). The Company has not provided financial support to any of these entities outside the ordinary course of business. The Company's risk of loss with respect to these managed entities is limited to the carrying value of its investments in, and fees receivable from, the entities. The Company does not consolidate these VIEs because it is not the primary beneficiary of these VIEs."

Note 5. Investments, page 38
Investment Activity, page 39

2.
We note your investment activity disclosures presented in your Investment Activity and Investment Income (Loss) tables on pages 39 and 40. In light of the significance of the investment income to your results of operations and in an effort to provide a more transparent disclosure, please revise your future filings to further disaggregate your investments by the nature and risks of the investment (e.g., by industry and geography.) Refer to ASC 320-10-50-1B for further guidance. Please provide us with a draft of your proposed disclosure.

Response:

In future filings, the Company will provide further detail about its investments to provide insight into the nature and risk of those investments. Note that the significance of investment income on results of operations will vary with market fluctuations and the volatility of the Company's revenue from managing mutual funds, which is the primary business focus of the Company. Set forth below is an example of the proposed revised disclosure based on investments as of June 30, 2013. This table would replace the first table in Note 5 and would be presented for all balance sheet periods included in the filing. All information included in the original Investment Activity table is included either in the proposed revised disclosure below or the Investment Income (Loss) table, which will continue to be presented separately.

	June 30, 2013 (in thousands)
		Gross Unrealized
	Cost	Gains	(Losses)	Market Value
Trading
Offshore fund	$1,184	$—	$(398)	$786
Mutual funds - Emerging markets	516	—	(156)	360
Mutual funds - Fixed income	3,116	75	—	3,191
Mutual funds - Domestic equity	535	—	(136)	399
Other	106	—	(84)	22
	$5,457	$75	$(774)	$4,758

Available-for-sale securities
Common stock - Domestic	$366	$313	$(5)	$674
Common stock - International	504	216	—	720
Offshore fund	5,000	—	(288)	4,712
Mutual funds - Fixed income	1,000	5	—	1,005
Mutual funds - Domestic equity	1,010	756	—	1,766
Other	185	—	(9)	176
	$8,065	$1,290	$(302)	$9,053

3.
We note from your Investment Activity table on page 39 that during the year ended June 30, 2013 you recognized other-than-temporary declines in value on available-for-sale securities of $47,459. Please revise your future filings to discuss which investments these losses relate to and the nature of these losses. Refer to ASC 320-10-50-2aaa and ASC 320-10-50-8A and 8B for further guidance. Please provide us with a draft of your proposed disclosure.

Response:

In future filings, when material, the Company will discuss which investments recognized other-than-temporary declines in value on available-for-sale securities and the nature of those losses. Materiality is based on quantitative, including evaluation of per share impact, and qualitative measures. At June 30, 2013, $117,000 before taxes would round to a penny change in earnings per share. The Company does not consider the other-than-temporary decline of $47,459 before taxes for the year ended June 30, 2013, to be material. Below is a draft of the proposed disclosure that would be used when the other-than-temporary decline is material.

"Included in investment loss were other-than-temporary declines in value on available-for-sale common stock-international of approximately $X in fiscal year 20X3; venture capital of approximately $X in fiscal year 20X2; and common stock-international of approximately $X in fiscal year 20X1. Other-than-temporary declines were due to the fair value of the securities being below the current value for an extended period of time. During 20X3, 20X2 and 20X1, there were no changes to other comprehensive income from other-than-temporary impairment."

Fair Value Hierarchy, page 40

4.
We note from your disclosure on page 42 that the fair value of your Level 3 investments in the private company and the venture capital investments is based on cost, adjusted for known changes in value. Please revise your future filings to discuss the type of adjustments you make and the factors and information you consider when determining the appropriate adjustments to make. Please provide us with a draft of your proposed disclosure.

Response:

In future filings, the Company will discuss types of adjustments and the factors and information considered when determining appropriate adjustments to Level 3 investments, under the investments at fair value on a recurring basis by level table. Note that Level 3 investments are only approximately two percent of total investments at June 30, 2013. Below is a draft of the proposed disclosure.

"Investments in Level 3 are valued using significant unobservable inputs. The common stock and venture capital investments shown in Level 3 above are private companies valued at cost and adjusted for contributions, distributions and/or income/(loss) based on the Company's review of financial information received."

5.
Please revise your future filings to provide a discussion of your valuation process, including how you decide on your valuation policies and procedures and analyze changes in fair value measurements from period to period. Refer to ASC 820-10-50-2f for further guidance.

Response:

In future filings, the Company will discuss its valuation process, including how it decided on its valuation policies and procedures and analyze change in fair value measurements from period to period under the Fair Value Hierarchy level definitions. Below is a draft of the proposed disclosure.

"The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with the investing in those securities. Because of the inherent uncertainties of valuation, the values reflected may materially differ from the values received upon actual sale of those investments.

For actively traded securities, the Company values investments using the closing price of the securities on the exchange or market on which the securities principally trade. If the security is not actively traded, it is generally valued based at the mean between the last bid and ask quotation. Mutual funds, which include open- and closed-end funds, exchange-traded funds, and offshore funds, are valued at net asset value or closing price, as applicable. Certain corporate debt securities are valued by an independent pricing service using an evaluated quote based on such factors as institutional-size trading in similar groups of securities, yield, quality maturity, coupon rate, type of issue, individual trading characteristics and other market data. Securities that are not traded on an exchange or market are generally valued at cost, monitored by management and fair value adjusted as considered necessary based on the Company's review of financial information received."

Note 13. Income Taxes, page 47

6.
We note your disclosure on page 27 regarding your assessment of unrecognized tax benefits in evaluating your tax position. However, we were unable to locate the disclosure of unrecognized tax benefits in Note 13. If material, please revise your future filings to provide the disclosures required by ASC 740-10-50-15 and 15A. Please provide us with a draft of your proposed disclosure.

Response:

The Company determined that its unrecognized tax benefits are immaterial and, therefore, did not include disclosure of unrecognized tax benefits in Note 13.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me by phone at (210) 308-1294 or by facsimile at (210) 308-1220.

Sincerely,

/s/ Lisa C. Callicotte
Lisa C. Callicotte
Chief Financial Officer
U.S. Global Investors, Inc.

cc: Frank E. Holmes, U.S. Global Investors, Inc.
Susan B. McGee, U.S. Global Investors, Inc.
Michelle Miller, Securities and Exchange Commission